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                              (CNOOC LIMITED LOGO)

January 22, 2007

VIA FACSIMILE AND EDGAR SUBMISSION

Ms. Jill S. Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Box 7010
Washington, D.C. 20549
U.S.A.

RE: CNOOC LIMITED
    FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
    FILED JUNE 26, 2006
    RESPONSE LETTER DATED NOVEMBER 21, 2006
    FILE NO. 1-14966

Dear Ms. Davis:

On behalf of CNOOC Limited (the "Company") we are pleased to provide the attached response to the comment letter from the Staff of the Securities and Exchange Commission (the "SEC") dated November 21, 2006 with respect to the Company's Form 20-F for the fiscal year ended December 31, 2005, which was filed June 26, 2006. The italicized paragraphs below restate the numbered paragraphs in the Staff's comment letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

1. We note your response to prior comment one. Please amend your filing to include an audit report which is properly dated. Refer to Rule 2-02(a) of Regulation S-X as incorporated into Form 20-F under General Instruction B.

The Staff will note that the reference to March 24, 2005 was an inadvertent typographical error as the report received from our independent registered public accountants was properly dated March 24, 2006. The Company has amended the typographical error in an amendment to its annual report on Form 20-F/A, which will be filed with the SEC upon completion of the Staff's review as described below.
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Note 4  Acquisitions, F-33

2. We note your response and proposed disclosure to prior comment four stating that "certain liabilities incurred or to be incurred from time to time by each of the joint venture partners in respect of the NWS Project are secured by their respective interests in the NWS Project." Please clarify whether or not there are other liabilities in which the respective interests of the joint venture partners may not be at risk or disproportionately at risk. It is unclear whether or not the NWS Project represents a variable interest to NWS Private Limited and how that interest was evaluated for potential consolidation for U.S. GAAP purposes. Please clarify your disclosure and submit your analysis of how you determined whether or not the NWS Project is a variable interest subject to potential consolidation under the requirements of FIN 46(R).

Based on the contractual arrangements with regard to the China LNG Joint Venture ("CLNG JV") of the NWS Project, the joint venture partners are at risks for all liabilities in which they hold a respective interest. Also, other liabilities exist in which the respective interests of the joint venture partners are equally at risk, except for certain arrangements relating to the gas processing facilitates owned by the other joint venture partners whereby CNOOC NWS Private Limited did not acquire any interest and thus a separate gas processing agreement was entered into between CNOOC NWS Private Limited and the other joint venture partners for the processing of its gas for an agreed tariff arrangement.

The Company has revised its financial statements, under Note 4- Acquisitions, in its amended annual report on Form 20-F/A to clarify the arrangement as follows:

     "CNOOC NWS Private Limited is a wholly owned subsidiary, and together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interests in the NWS Project."

With respect to whether or not the NWS Project represents a variable interest to CNOOC NWS Private Limited, the Company evaluated the requirements of FIN 46(R) and concluded the NWS Project does not represent a variable interest to CNOOC NWS Private Limited as the NWS Project is not an entity covered by paragraph 3 of FIN 46(R).

The Company's interests in the NWS Project include (i) an undivided share of approximately 5.3% in certain production licenses and a permit registered in the name of CNOOC NWS Private Limited, (ii) an Extended Interest (as defined in the NWS Project Agreement) of approximately 5.3% in any remaining natural gas registered in the name of CNOOC NWS Private Limited, and (iii) a 25% participating interest in a newly established joint venture (CLNG JV) for the production and sale of LNG to a specified buyer. There are other existing joint ventures within the NWS Project.

The CLNG JV is not a separate legal entity and does not hold any assets. It is similar to a cooperative arrangement among the joint venture partners in which each partner will (i) have the right to procure the production and processing of natural gas from its own interest in the production licenses and permit; (ii) have the right to vote in proportion to its interest and participate in the management of the CLNG JV; and (iii) own, take and separately dispose of its share of the LNG to the specified buyer, which is 25% of the total in the case of CNOOC NWS Private Limited and 12.5% for each of the other joint venture partners.

The day-to-day operations of the CLNG JV are undertaken on behalf of all the joint venture partners by an operator, who is one of the joint venture partners.
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Therefore, the Company respectfully believes the arrangements are not within the scope of FIN 46(R) because the CLNG JV is not an entity as defined in FIN(46) paragraph 3 since it is not a legal structure used to hold assets or conduct activities. As discussed above, all assets are held by CNOOC NWS Private Limited and all activities are conducted by an operator.

Note 38 Significant Differences Between Hong Kong GAAP and US GAAP, page F-70

Oil and Gas Properties

3. We note your proposed disclosure and response to prior comment five indicating that specifically identified reserves from different off-shore properties are attributed to your onshore terminal on a pro-rata basis for purposes of attributing costs to inventories and which you appear to characterize as "common facilities." Tell us and disclose whether or not your onshore terminal assets are used solely to service production directly attributed to the proved developed offshore properties specifically attributed to the onshore terminal assets. Additionally, disclose more fully your policy of how you determine the pro-rata basis of proved develop reserve allocation to these "common facilities."

The Staff will note that historically all of the Company's onshore terminal assets were designed and used for specific offshore oil and gas properties when the overall development plan of the oil and gas fields was devised, which means each onshore terminal asset is designated for the production process of extracting oil and gas resources of specified offshore oil and gas fields. As such, the Company confirms to the Staff that the onshore terminal assets are used solely to service production directly attributed to the proved developed offshore properties specifically attributed to the onshore terminal assets.

When applying the pro-rata basis of proved developed reserve allocation to the common facilities, the Company first calculated the amortization rate by dividing the total cost of the common facilities to be amortized by the total quantities of proved developed reserves of the relevant oil and gas properties. Then the Company determined the amortization amount attributable to the respective oil and gas properties by multiplying the production volume of the respective oil and gas properties by the amortization rate.

In the event the Company develops common facilities that serve a number of fields, the Company will adopt the straight-line method of amortization for those assets.

As requested by the Staff, in future filings the Company will clarify the above policy within its annual report under Item 5 - Operating And Financial Review And Prospects - Critical Accounting Policies, under the subheading, Oil and gas properties, with regard to the application of the pro-rata basis of proved developed reserve allocation to the common facilities as follows:

     "Productive oil and gas properties and other tangible and intangible costs of producing properties are amortized using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the depreciation, depletion and amortization provision. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortized based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. When applying the pro-rata basis of proved developed reserve allocation to the common facilities, the Company first calculates the amortization rate by dividing the total cost of the common facilities to be amortized by the total quantities of proved developed reserves of the relevant oil and gas properties. Then the Company determines the amortization amount attributable to the respective oil and gas properties by multiplying the production volume of the respective oil and gas properties by the amortization rate. Common facilities that are not built
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     specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion."

Also, the accounting policy for Oil and gas properties, provided under Note 3 -- Summary of Significant Accounting Policies to the Company's financial statements, has been amended in the Form 20-F/A as follows:

     "Productive oil and gas properties and other tangible and intangible costs of producing properties are amortized using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the depreciation, depletion and amortization provision. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortized based on the proved developed reserves of respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion."

General

4. Please include all disclosures responsive to our comments which you have indicated will be included in future filings in your amendment. In this regard we note your responses and proposed disclosures to prior comments 2, 4, 7, 8, 9, 10, 11, 12, 13, and 15.

As discussed in a telephone conference with the Staff on December 9, 2006, the Company has prepared a amendment to its annual report on Form 20-F/A, which includes the comments addressed above and the comments addressed in the Staff's letter dated September 21, 2006, as such comments relate to Part III. Comments 12, 13, and 15 will be addressed in the Company's next annual filing on Form 20-F.

A draft of the Company's Form 20-F/A is included for the Staff's review in connection with this comment number 4. As previously discussed with the Staff, the Company will file the amended annual report on Form 20-F/A with the SEC via EDGAR once the Staff's review is complete.

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     Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at fax number (86-10) 8452-1309 or email address at yanghua@cnooc.com.cn, or Mr. Victor Zhikai Gao at fax number (86-10) 8452-3377 or email address at gaovictor@cnooc.com.cn, or Mr. John Saia of DLA Piper US LLP, at telephone number (650) 833-2444. Thank you very much for your assistance.




Sincerely,

By:    /s/ Yang Hua
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Name:  Yang Hua
Title: Executive Director, Executive Vice President & Chief Financial Officer

cc:    Kim Calder, Securities and Exchange Commission
       Victor Zhikai Gao, CNOOC Limited
       Henry Wang, DLA Piper UK LLP
       John Saia, DLA Piper US LLP
       Alexander Mackintosh, Ernst & Young, Hong Kong
       Clive Saunderson, Ernst & Young, Beijing